SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ No. 02.808.708/0001-07

NIRE 35.300.157.770

NOTICE TO THE MARKET

In accordance with article 12 of Instruction No. 358/02 of the Brazilian Securities Commission, Companhia de Bebidas das Américas – Ambev (AMBV3 and AMBV4) (the “Company”) hereby informs its Shareholders and the market that it has received the notice attached hereto from its shareholders Ambev S.A.,  a company (sociedade anônima) with headquarters in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, no. 1,017, 3rd floor, registered with the Brazilian National Taxpayer Registry under CNPJ No. 07.526.557/0001-00, Interbrew International B.V., a company incorporated under the laws of the Netherlands, with headquarters at Ceresstraart 19, 4811 CA, Breda, the Netherlands, registered with the Brazilian National Taxpayer Registry under CNPJ No. 06.614.548/0001-08 and Ambrew S.A., a company incorporated under the laws of Luxembourg, with headquarters at 5, Rue Gabriel Lippmann, No 5365 Munsbach, Luxembourg, registered with the Brazilian National Taxpayer Registry under CNPJ No. 06.250.266/0001-79, regarding the change of their respective equity interests in the Company’s capital stock in an amount exceeding 5% of the Company’s total issued and outstanding capital stock, which change shall have no impact on the Company’s ultimate corporate control or its administrative structure.

São Paulo, June 18, 2013.

Companhia de Bebidas das Américas – Ambev

Nelson José Jamel

Investor Relations Officer

São Paulo, June 17, 2013

Companhia de Bebidas das Américas - Ambev
Rua Dr. Renato Paes de Barros, 1017, 4º andar
São Paulo – SP
Attn. Investor Relations Officer
Mr. Nelson José Jamel

Ref.: Notice for purposes of article 12 of CVM Instruction No. 358/02

Dear Sir,

Pursuant to article 12 of Instruction No. 358/02 of the Brazilian Securities Commission, (*i*) Ambev S.A., a company (*sociedade anônima*) with headquarters in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, no. 1,017, 3rd floor, registered with the Brazilian National Taxpayer Registry under CNPJ No. 07.526.557/0001-00 ("Ambev"), which controlled by Interbrew International B.V., a company incorporated under the laws of the Netherlands, with headquarters at Ceresstraart 19, 4811 CA, Breda, the Netherlands, registered with the Brazilian National Taxpayer Registry under CNPJ No. 06.614.548/0001-08 ("Interbrew") and a subsidiary of Anheuser-Busch InBev S.A./N.V. ("ABI"); (*ii*) Interbrew; and (*iii*) AmBrew S.A., a company incorporated under the laws of Luxembourg, with headquarters at 5, Rue Gabriel Lippmann, No 5365 Munsbach, Luxembourg, registered as a taxpayer under CNPJ No. 06.250.266/0001-79 ("AmBrew") and also a subsidiary of ABI, hereby inform that:

(i) On this date, Interbrew has contributed to Ambev all of the 1,669,193,464 shares held by it and issued by Companhia de Bebidas das Américas (CNPJ No. 02.808.708/0001-07) ("Companhia de Bebidas"), of which 1,148,159,628 were Companhia de Bebidas common shares and 521,033,836 were Companhia de Bebidas preferred shares, representing, at the present date, 65.311% of the voting capital stock and 53.2789% of the total capital stock of Companhia de Bebidas;

(ii) Also on this date, AmBrew has contributed to Ambev all of the 254,551,331 shares held by it and issued by Companhia de Bebidas, of which 153,506,853 were Companhia de Bebidas common shares and 101,044,478 were Companhia de Bebidas preferred shares, representing, at the present date, 8.732% of the voting capital stock and 8.125% of the total capital stock of Companhia de Bebidas;

(iii) As a result of the contributions mentioned in items (i) and (ii) above and in addition to the equity interest in Companhia de Bebidas that was already held by Ambev, Ambev's total equity interest in Companhia de Bebidas is now equal to 1,301,670,110 Companhia de Bebidas common shares and 637,049,453 Companhia de Bebidas preferred shares, representing, at the present date, 74.0432% of the voting capital stock and 61.8818% of the total capital stock of Companhia de Bebidas;

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer